COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/14/2015	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

[redacted]

15020297

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

RECEIVED
2015 APR 15 PM 4:09
SEC / MR

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/14/2015 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 14TH day of APRIL (Month), 2015 (Year) by [signature] MATTHEW BRANFORD-WHITE (Notary Public)

My Commission expires JAN 22 2021 County of SUFFOLK State of MASSACHUSETTS

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MATTHEW BRANFORD-WHITE
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan. 22, 2021

April 14, 2015

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 16 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 16 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibit C to reflect that Peter Layton has been relieved as Interim Chief Executive Officer, Ed Boyle has been named Chief Executive Officer, and Lisa Fall has been named President, Chief Legal Officer, and Secretary of BOX Holdings Group LLC and BOX Market LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 16.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 Fax: 312-251-7001

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 16
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 16. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS EXCHANGE

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
   - Ed Boyle, Chief Executive Officer
   - Lisa Fall, President, Chief Legal Officer & Secretary

   Directors of BOX Holdings Group LLC
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
   - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
   - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Limited.
   - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Managing Director, Citigroup Inc.
   - James Masserio, Managing Director, Credit Suisse Group
   - Kenneth MacHarg, Managing Director, JP Morgan
   - Chae Yi, Executive Director, UBS Securities LLC
   - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
   - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

   Committees:

   Audit Committee:
   - David Battan
   - Ryan Gould
   - Peter Layton
   - Alain Miquelon

   Compensation Committee:
   - Alain Miquelon
   - Peter Layton
   - Milan Galik

   Executive Committee:
   - Peter Layton
   - David Battan

BOX OPTIONS EXCHANGE

- Ed Boyle
- William Easley
- Alain Miquelon

BOX Market LLC

9. Officers of BOX Market LLC:
    - Ed Boyle, Chief Executive Officer
    - Lisa Fall, President, Chief Legal Officer & Secretary
    - Vito Gendusa, SVP, Finance
    - Patrick Zielinski, SVP, Market Operations

Directors of BOX Market LLC:

- Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
- Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
- Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Limited.
- Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
- Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
- David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
- William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
- Ryan Gould, Managing Director, Citigroup Inc.
- James Masserio, Managing Director, Credit Suisse Group
- Kenneth MacHarg, Managing Director, JP Morgan
- Chae Yi, Executive Director, UBS Securities LLC
- Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
- John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:

- David Battan
- Ryan Gould
- Peter Layton
- Alain Miquelon

Compensation Committee:

- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:

- Peter Layton

BOX OPTIONS EXCHANGE

- David Battan
- Ed Boyle
- William Easley
- Alain Miquelon

From: (617) 235-2235
Lisa Fall
BOX Options Exchange
101 Arch Street
Suite 610
BOSTON, MA 02110

Origin ID: LWMA

FedEx Express

E

J151215022303uv

Ship Date: 14APR15
ActWgt: 0.3 LB
CAD: 2505919/INET3610

Delivery Address Bar Code

SHIP TO: (202) 551-5664 BILL SENDER
David Hsu
US SEC, Div. of Trading & Markets
100 F ST NE
N.E.
WASHINGTON, DC 20549

Ref # BOX Regulation
Invoice #
PO #
Dept #

WED - 15 APR 10:30A
PRIORITY OVERNIGHT

TRK# 7733 6287 4233
0201

EP YKNA

20549
DC-US
IAD

After printing this label:
1. Use the 'Print' button on this page to print your lab
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your s

Warning: Use only the printed original label for ship
result in additional billing charges, along with the ca
Use of this system constitutes your agreement to th
fedex.com.FedEx will not be responsible for any cla
delivery,misdelivery,or misinformation, unless you d
timely claim.Limitations found in the current FedEx
value of the package, loss of sales, income interest,
incidental,consequential, or special is limited to the
documented loss.Maximum for items of extraordina
items listed in our ServiceGuide. Written claims mu

U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

To: Hsu, David
Department: HQ/TM
Phone: 202.551.5664
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
Sender Name:

1001899932110002054900773362874233
4/15/2015 9:45:28 AM